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                              May 15, 2020

       Michael L. Gravelle
       General Counsel and Corporate Secretary
       Foley Trasimene Acquisition Corp.
       1701 Village Center Circle
       Las Vegas, Nevada 89134

                                                        Re: Foley Trasimene
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 8, 2020
                                                            File No. 333-238135

       Dear Mr. Gravelle:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed May 8, 2020

       General

   1. We note revised disclosure on pages 16 and 132 regarding forward purchase agreements with Cannae and THL.
Please revise to clarify the material terms of the $300 million of commitments. Advise us
of the purpose of the commitments, including whether it
                                                        is expected that a
business combination will be entered into with a company owned by or affiliated with Cannae
or THL. We also note the disclosure on page 132 that affiliates of
                                                        Cannae and THL will
have ownership interests in Trasimene Capital FT, LP, and that they will indirectly own
shares held by Trasimene. Please revise the beneficial ownership and related party
transaction disclosure to clarify the anticipated holdings of Cannae and THL, as well as their
relationships with you through "a portion of the founder shares and private placement warrants" or
otherwise.
 Michael L. Gravelle
Foley Trasimene Acquisition Corp.
May 15, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael L. Gravelle
                                                           Division of
Corporation Finance
Comapany NameFoley Trasimene Acquisition Corp.
                                                           Office of Real
Estate & Construction
May 15, 2020 Page 2
cc:       Alexander D. Lynch
FirstName LastName